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[GRAPHIC APPEARS HERE]

                                  July 31, 2006

VIA EDGAR

U.S. Securities & Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Wells Fargo Funds Trust
          SEC File Nos. 333-74295; 811-09253

Ladies/Gentlemen:

     In connection with the registration of Wells Fargo Funds Trust (the "Trust") as an investment company under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of shares by it under the Securities Act of 1933 (the "1933 Act"), we are transmitting herewith for filing the Trust's Post-Effective Amendment No. 96 to its Registration Statement under the 1933 Act and Amendment No. 95 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 96 is being filed to add to a new series, the Wells Fargo Advantage Strategic Small Cap Value Fund, to the Registration Statement.

     Thank you for your attention to this matter. If you have any questions, please contact me at (415) 396-8235.

                                               Sincerely,

                                               /s/ Elaine E. Richards
                                               Elaine E. Richards